As filed with the Securities and Exchange Commission on June 29, 2000
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                 SCHEDULE 14D-9
                                 Amendment No. 2

                      Solicitation/Recommendation Statement
                          Under Section 14(D)(4) of the
                         Securities Exchange Act of 1934

                           ---------------------------

                                BAAN COMPANY N.V.
                            (Name of Subject Company)

                                BAAN COMPANY N.V.
                        (Name of Person Filing Statement)

                   COMMON SHARES, PAR VALUE NLG 0.06 PER SHARE
                         (Title of Class of Securities)

                                    N08044104
                      (CUSIP Number of Class of Securities)

                           ---------------------------

                                 Robert Ruijter
                                Baan Company N.V.
                            Baron van Nagellstraat 89
                                3771 LK Barneveld
                                 The Netherlands
                               011-31-342-42-8888

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                    on Behalf of the Person filing Statement)

                                 With copies to:

   Robert E. Goudie, Esq.                        Robert B. Schumer, Esq.
   Senior Vice President,                         John C. Kennedy, Esq.
General Counsel and Secretary           Paul, Weiss, Rifkind, Wharton & Garrison
     Baan Company N.V.                         1285 Avenue of the Americas
2191 Fox Mill Road, Suite 500                 New York, New York 10019-6064
   Herndon, Virginia 20171                           (212) 373-3000
      (703) 234-6000

o Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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

         The purpose of this amendment is to file additional exhibits to the
Schedule 14D-9 filed on June 14, 2000.

Item 9.  Exhibits.

         (a)(1)*           Letter to Shareholders dated June 14, 2000.

         (a)(2)* Press Release dated May 31, 2000 (incorporated by reference to the Company's Current Report on Form 6-K, dated June 6, 2000).

         (b)(1)* Offer Agreement, dated as of May 31, 2000, by and between Parent and the Company (incorporated by reference to Parent's Statement of Beneficial Ownership on Schedule 13D, dated June 9, 2000).

         (b)(2)* Assignment and Assumption Agreement, dated as of June 2, 2000 by and among Parent, Offeror and certain other parties (incorporated by reference to the Schedule TO).

         (b)(3)* Share Purchase Agreement, dated as of May 31, 2000, by and between Parent and Mr. Jan Baan (incorporated by reference to Parent's Statement of Beneficial Ownership on Schedule 13D, dated June 9, 2000).

         (b)(4)* Share Purchase Agreement, dated as of May 31, 2000, by and between Parent and Stichting Oikonomos (incorporated by reference to Parent's Statement of Beneficial Ownership on Schedule 13D, dated June 9,
                           2000).

         (b)(5)* Share Purchase Agreement, dated as of May 31, 2000, by and between Parent and Vanenburg Group B.V. and Amendment Agreement, dated as of June 2, 2000, by and between the same parties (incorporated by reference to Parent's Statement of Beneficial Ownership on
                           Schedule 13D, dated June 9, 2000).

         (b)(6)* Share Purchase Agreement, dated as of May 31, 2000, by and among Parent and General Atlantic Partners II, L.P., General Atlantic Partners V, L.P., General Atlantic Partners 10, L.P. and GAP Coinvestment Partners, L.P. (incorporated by reference to Parent's Statement of Beneficial Ownership on Schedule 13D, dated June 9, 2000).

         (b)(7)* Termination and Standstill Agreement, dated as of May 29, 2000, by and between the Company and Fletcher International Limited (incorporated by reference to Parent's Statement of Beneficial Ownership on
                           Schedule 13D, dated June 9, 2000).

         (b)(8)* Assignment and Assumption Agreement, dated as of May 31, 2000, by and between the Company and Parent (incorporated by reference to Parent's Statement of Beneficial Ownership on Schedule 13D, dated June 9,
                           2000).

         (c)(1)* Share Rights Agreement, dated as of December 31, 1998, between the Company and Fletcher (incorporated by reference to the Company's Annual Report on Form 20-F with respect to the year ended December 31,
                           1998).

         (c)(2)* Amendment to the Share Rights Agreement, dated as of November 24, 1999, between the Company and Fletcher.

         (d)*              Fairness opinion of Lazard, dated May 30, 2000.

         (e)* Shareholders' Informational Meeting Materials, dated June 14, 2000 (incorporated by reference to the Company's Statement on Schedule 14D-9, dated June 9,
                           2000).

         (f)** Script for Extraordinary General Meeting of Shareholders, held on June 29, 2000.

         (g)** Slides used in the Company's presentation made at the Extraordinary General Meeting of Shareholders on June 29, 2000.

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*        Filed previously
**       Filed herewith

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

                                    Signature

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                       BAAN COMPANY N.V.


                                       By: /s/ Robert Goudie
                                           -----------------
                                           Name:  Robert Goudie
                                           Title: Senior Vice President, General
                                                  Counsel and Secretary
Dated: June 29, 2000

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